UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from             to                 .

Commission File Number 001-33268

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedules

The following documents are filed as part of this report on the pages indicated:

2.	Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 23, 2014	By:	/s/ Derek Hess
Derek Hess
Vice President, Human Resources

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company Investment Growth Plan

We have audited the financial statements of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2013 and 2012, and for the year ended December 31, 2013, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    MOSS ADAMS LLP

Campbell, California

June 23, 2014

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments at fair value
Participant-directed investments	$191,163,538	$173,007,750

Receivables
Notes receivable from participants	3,740,320	3,585,857
Employer contributions receivable	491,442	515,246

Total receivables	4,231,762	4,101,103

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	195,395,300	177,108,853
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,025,997)	(3,473,074)

NET ASSETS AVAILABLE FOR BENEFITS	$194,369,303	$173,635,779

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of participant-directed investments	$17,649,217
Dividends and interest	9,016,989

Total investment income	26,666,206

Interest income on notes receivable from participants	187,919

Contributions
Participant	9,671,907
Rollover	755,002
Employer	2,014,176

Total contributions	12,441,085

Total additions	39,295,210

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	18,532,481
Administrative and investment expenses	29,205

Total deductions	18,561,686

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	20,733,524
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	173,635,779

End of year	$194,369,303

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.

General—The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company (the Company) except certain groups of employees as defined in the Plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as Plan administrator.

Eligibility—Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service on the first day of the next calendar month.

Contributions—Eligible participants may make pre-tax contributions starting at 1% of their eligible compensation subject to the annual dollar maximum set by the Internal Revenue Service (IRS). Unless elected otherwise, new eligible employees are automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Effective January 1, 2012, participants may make a pre-tax contribution from any cash bonus but the deferral election should be made prior to the payment of such cash bonus. Participants may also contribute amounts representing distributions from other qualified plans.

The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. The Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2013 and 2012, the matching contribution was made in shares of the Company’s Class A Common Stock. The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant.

The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2013.

Participant accounts—Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.

Notes receivable from participants—Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the Plan administrator. Participants are allowed to have only one note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Notes receivable are generally payable in full upon a participant’s termination of employment or the occurrence of certain other events. Notes receivable at December 31, 2013 and 2012 carry interest rates ranging from 4.25% to 9.50%, with various maturities through June 2028. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document.

Payment of benefits—Upon termination of service, death, disability, hardship, attaining age 59 1⁄2, Qualified Domestic Relations Order, or mandatory distribution at age 70, a participant may receive the value of the vested interest in his or her account as a distribution. If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant may elect either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, or to postpone payment to a later date and remain in the Plan as described in the Plan document.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures—Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and used to pay administrative expenses and reduce the Company contribution. As of December 31, 2013 and 2012, forfeited non-vested accounts totaled $407,150 and $276,230, respectively. During 2013, the amount used to reduce employer contributions and expenses totaled $91,522.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting—The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation—Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts—The ING Fixed Account is a benefit-responsive investment contract. Investment contracts held by a defined contribution plan are required to be reported at fair value. Observable inputs in determining the fair value of the investment contract include the ING Fixed Account contract value and contractual minimum rates, and market value adjustment as defined in the Contract. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions to ING, the custodian and trustee of the Plan, under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by ING. The fair value of the contract as of December 31, 2013 and 2012 was $39,886,587 and $43,231,682, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The contract value of this contract as of December 31, 2013 and 2012 was $38,860,590 and $39,758,608, respectively.

There are no reserves against contract value for credit risk. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor, as defined on an annual basis by ING. The floor rate was 3.0% as of December 31, 2013 and 2012. The average yield and crediting interest rate was approximately 3.01% and 3.07% for 2013 and 2012, respectively. Interest income from the ING Fixed Account was $1,184,626 and $1,204,007 for 2013 and 2012, respectively.

Income recognition—Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in the fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits—Benefits are recorded when paid.

Administrative expenses—Certain administrative expenses paid by the Plan for 2013 were $29,205. Other administrative expenses incurred in the administration of the Plan were paid by the Company.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2013	2012
ING Fixed Account – contract value	$38,860,590	$39,758,608
Janus Balanced Fund T	25,133,665	23,030,218
Vanguard Institutional Index Fund	22,053,861	17,281,369
American Funds EuroPacific Growth Fund R5	13,326,403	*
Lord Abbett Developing Growth Fund A	13,081,068	*
Massachusetts Investors Growth Stock Fund R4	13,030,761	10,058,835
BlackRock Equity Dividend Institutional Fund	12,049,026	10,259,773
ING GNMA Income Fund	*	10,587,630
Central Garden & Pet Company Class A Common Stock	*	11,405,036

*	Investment was below 5% of net assets available for benefits at year-end

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows for the year ended December 31, 2013:

Registered investment companies	$22,036,033
Common stock	(4,386,816)

Total appreciation	$17,649,217

At December 31, 2013 and 2012, the Plan’s investments in the Central Garden & Pet Company Common Stock included the following underlying assets:

	2013	2012
Central Garden & Pet Common Stock	$465,655	$778,634
Interest earning cash	18,422	28,643

Central Garden & Pet Common Stock Fund	$484,077	$807,277

At December 31, 2013 and 2012, the Plan’s investments in the Central Garden & Pet Company Class A Common Stock included the following underlying assets:

	2013	2012
Central Garden & Pet Company Class A Common Stock	$7,529,517	$11,405,036
Interest earning cash	308,065	365,402

Central Garden & Pet Company Class A Common Stock Fund	$7,837,582	$11,770,438

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The value of the common stock of Central Garden & Pet Company is determined by quoted market prices. Accordingly, investments in common stock are classified within level 1 of the valuation hierarchy.

Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The fair value of the guaranteed investment contract, as reported to the Plan by ING and reviewed by the Company, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, and is classified within level 3 of the valuation hierarchy.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value at December 31:

	2013
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Index fund	$22,053,861	$—	$—	$22,053,861
Balanced fund	45,656,084	—	—	45,656,084
Growth funds	45,459,107	—	—	45,459,107
Fixed income funds	9,615,193	—	—	9,615,193
Target date funds	6,739,296	—	—	6,739,296
Value fund	12,049,026	—	—	12,049,026
Other funds	1,382,725	—	—	1,382,725
Common stock	7,995,172	—	—	7,995,172
Interest earning cash	326,487	—	—	326,487
Guaranteed investment contract	—	—	39,886,587	39,886,587

	$151,276,951	$—	$39,886,587	$191,163,538

	2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Index fund	$17,281,369	$—	$—	$17,281,369
Balanced fund	39,379,299	—	—	39,379,299
Growth funds	28,552,497	—	—	28,552,497
Fixed income fund	11,705,871	—	—	11,705,871
Target date funds	4,257,592	—	—	4,257,592
Value fund	10,259,773	—	—	10,259,773
Other funds	5,761,952	—	—	5,761,952
Common stock	12,183,670	—	—	12,183,670
Interest earning cash	394,045	—	—	394,045
Guaranteed investment contract	—	—	43,231,682	43,231,682

	$129,776,068	$—	$43,231,682	$173,007,750

The changes in the fair value of the Plan’s level 3 investments are as follows for the year ended December 31, 2013:

Guaranteed Investment Contract
Balance, beginning of year	$43,231,682
Purchases and issuances	4,346,735
Settlements	(5,244,753)
Unrealized loss	(2,447,077)

Balance, end of year	$39,886,587

Unrealized gains (losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table presents the Plan’s level 3 investment, the valuation technique used to measure the fair value of the investment, and the significant unobservable inputs, and the related values for those inputs.

Investment	Valuation Technique	Unobservable Inputs	2013		2012
			Fair Value	Input Values	Fair Value	Input Values
Guaranteed investment contract	Income Approach (market value adjustment)	Credited rate as of the date of surrender	$39,886,587	3.0%	$43,231,682	3.0%

		Rate for a 7-year Treasury Bond derived by interpolating between 5-year and 10-year Treasury Bond rates as found in the Salomon Smith Barney Bond Market Roundup for the week prior to the surrender, plus 0.25%		2.5%		1.4%

		Surrender value to which the market value adjustment applies.		100.0%		100.0%

Sensitivity Analysis

If the credited rate of the guaranteed investment contract as of the date of surrender increases then the market value adjustment increases. If the Treasury Bond rate increases then the market value adjustment decreases. The surrender value of the guaranteed investment contract will never be less than 100%.

Fair Value of Investments in Entities that Use Net Asset Value

There are no unfunded commitments applicable to the guaranteed investment contract. Under the terms of the guaranteed investment contract, the Plan sponsor must provide a minimum of 90 days notice to ING prior to redemption of the contract.

NOTE 5 – TAX STATUS

The IRS has determined and informed the Company by a letter dated January 18, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Subsequent to the receipt of this determination, the Plan was amended and restated. In January 2014, the Plan administrator filed for an updated determination letter. The application is currently under review by the IRS. The Plan administrator believes the Plan, as amended and restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 – RISKS AND UNCERTAINTIES

The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	2013		2012
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,115,484	$7,529,517	1,091,391	$11,405,036
Central Garden & Pet Company
Common Stock	67,781	465,655	77,708	778,634

		$7,995,172		$12,183,670

Plan investments include shares of registered investment company funds managed by ING. Any purchases and sales of these funds are performed in the open market at fair value. As ING is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 9 – RECONCILIATION TO FORM 5500

The financial statements are prepared on the accrual basis of accounting while the Form 5500 is prepared on cash basis of accounting.

The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$194,369,303	$173,635,779
Less contributions receivable, end of year
Employer contributions	(491,442)	(515,246)

Net assets available for benefits per Form 5500	$193,877,861	$173,120,533

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of contributions per financial statements to the Form 5500 as of December 31, 2013:

Contributions per the financial statements	$12,441,085
Add contributions receivable, beginning of year Employer	515,246
Less contributions receivable, end of year Employer	(491,442)

Contributions per the Form 5500	$12,464,889

SUPPLEMENTAL SCHEDULES

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(a)—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2013

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(a)

Total That Constitutes

Nonexempt Prohibited Transactions

Participant Contributions Transferred Delinquent to Plan*	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$4,795	$ 4,795	$ —	$ —	$ —

*	Delinquent participant loan payments included

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	American Funds EuroPacific Growth Fund R5	Registered investment company	$13,326,403
	BlackRock Equity Dividend Institutional Fund	Registered investment company	12,049,026
	Franklin International SmallCap Growth Fund Advisor	Registered investment company	869,024
*	ING Clarion Real Estate Portfolio Institutional Fund	Registered investment company	436,080
*	ING GNMA Income Fund A	Registered investment company	8,842,935
*	ING Money Market Fund	Registered investment company	343,344
	Invesco Charter Fund	Registered investment company	5,266,401
	Janus Balanced Fund T	Registered investment company	25,133,665
	Lord Abbett Developing Growth Fund A	Registered investment company	13,081,068
	Lord Abbett Income Fund F	Registered investment company	772,258
	Lord Abbett Small Cap Value Fund A	Registered investment company	8,942,210
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	13,030,761
	Principal MidCap S&P 400 Institutional Fund R4	Registered investment company	6,313,808
	T. Rowe Price Mid-Cap Growth Advisor Fund	Registered investment company	5,151,851
	T. Rowe Price Retirement Income Advisor Fund	Registered investment company	603,301
	T. Rowe Price Retirement Income 2010 Advisor Fund	Registered investment company	85,630
	T. Rowe Price Retirement Income 2015 Advisor Fund	Registered investment company	716,110
	T. Rowe Price Retirement Income 2020 Advisor Fund	Registered investment company	1,038,767
	T. Rowe Price Retirement Income 2025 Advisor Fund	Registered investment company	710,122
	T. Rowe Price Retirement Income 2030 Advisor Fund	Registered investment company	1,716,541
	T. Rowe Price Retirement Income 2035 Advisor Fund	Registered investment company	706,332
	T. Rowe Price Retirement Income 2040 Advisor Fund	Registered investment company	952,801
	T. Rowe Price Retirement Income 2045 Advisor Fund	Registered investment company	364,361
	T. Rowe Price Retirement Income 2050 Advisor Fund	Registered investment company	243,758
	T. Rowe Price Retirement Income 2055 Advisor Fund	Registered investment company	204,874
	Vanguard Institutional Index Fund	Registered investment company	22,053,861
*	Central Garden & Pet Company Stock Fund	Interest earning cash	326,486
*	Central Garden & Pet Company Stock Fund	Class A Common Stock	7,529,517
*	Central Garden & Pet Company Stock Fund	Common Stock	465,655
*	ING Fixed Account	Guaranteed investment contract	38,860,590
*	Participant loans	Interest rates between 4.25% and 9.50% maturing through June 2028	3,740,320

			$193,877,860

*	Indicates party-in-interest as defined by ERISA
Column (d) information was omitted as all investments are participant-directed